FOR IMMEDIATE RELEASE                    Contact - Guy T. Marcus
June 20, 1996                            Vice President-Inv. Rel.
                                         214) 978-2691

            COMMISA JOINT VENTURE AWARDED PIPELINE CONTRACT IN MEXICO

     DALLAS, Texas -- Halliburton Company (NYSE-HAL) today announced that COMMISA, a joint venture consisting of Halliburton's Brown & Root subsidiary and Grupo "R", a Mexican contractor, has been awarded a contract by Pemex for laying the first half of an 80 km oil pipeline and to perform a platform tie-in to the Pemex pump platform PR1 in the Bay of Campeche in Mexico. The contract is valued at about $60 million.

     COMMISA will handle the tie-in and has contracted with European Marine Contractors (EMC) for laying the 36-inch pipeline. EMC, jointly owned by Brown & Root and Saipem, will use its semi-submersible lay vessel "Semac 1" to perform its first work in the Americas. Previously, "Semac 1" participated in pipeline work in the North Sea and in the Asia-Pacific areas. Pipelay work is scheduled to begin in mid-summer, with project completion scheduled for fall.

     Halliburton Company is one of the world's largest diversified energy services, engineering, maintenance, and construction companies. Founded in 1919, Halliburton provides a broad range of energy services and products, industrial and marine engineering and construction services.

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